# Media Release






03024549



Basel, 10 July 2003



## Court of Appeals reverses punitive damages judgment against Roche in Igen litigation

The Fourth Circuit Court of Appeals in Richmond, Virginia today reversed substantial damage awards against Roche in the litigation brought by Igen for claims related to the licensing of Igen's electrochemiluminescence (ECL) technology to Roche Diagnostics, GmbH.

The Court reversed the finding that Roche had engaged in unfair competition through the continuation of a patent lawsuit against Igen by one of Roche's affiliated companies. In setting aside that claim, the Court eliminated the only basis for the award of $400 million in punitive damages against Roche. The Court also held that Roche did not violate an implied covenant of good faith and fair dealing under the License Agreement, thereby setting aside also the award of $82 million in compensatory damages on that claim. In total, the Court eliminated more than $486 million of the $505 million judgment entered against Roche. The Court left intact the jury's award of the remaining damages and the finding that Igen may terminate the License Agreement with Roche.

"We are pleased that the Court of Appeals reversed all the punitive damages and a significant amount of the compensatory damages award. The decision confirms the correctness of the position Roche has taken during the course of this court case," said Heino von Prondzynski, member of the Roche Executive Committee and head of Roche Diagnostics. "We are reviewing the decision in detail and will consider all appropriate steps. We have made it clear to Igen through the course of this case that we wish to continue our partnership. We strongly believe it is the interest of both parties to continue the collaboration started twelve years ago."



F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

In January 2002 the jury in the United States District Court of Maryland concluded that Roche Diagnostics GmbH breached various provisions of its license agreement, and engaged in unfair competition against Igen in connection to an unrelated patent infringement lawsuit in Delaware, which has been already resolved. The jury concluded that several breaches of the license agreement were material so that the court could allow Igen to terminate the license agreement, and awarded Igen $105.4 million in compensatory damages and $400 million in punitive damages. In May 2002 Roche filed an appeal against the jury's decision. This appeal has now been decided upon.

Roche Diagnostics, and previously Boehringer Mannheim, have been in litigation since 1997 over claims arising out of a license and technology development agreement between Boehringer Mannheim and Igen. Under the agreement, Igen licensed to Boehringer Mannheim its ECL technology, which is used in Roche's Elecsys analysers. Roche completed the acquisition of Boehringer Mannheim when the litigation was already in process.

**About Roche**

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.